Exhibit 99.8

International Financial Technology Company Selects in Contact to Drive
Customer Service Results and Fuel Growth

Cloud flexibility enables growing service provider to meet customer need and meet organizational goals

SALT LAKE CITY – January 23, 2017 – inContact, Inc., a NICE company (Nasdaq:NICE),  and the leading provider of cloud contact center software and workforce optimization tools, today announced fast-growing financial technology company will utilize inContact's Customer Interaction Cloud to increase economic opportunity for its clients. The company will leverage the cloud flexibility to integrate its two contact centers in Mexico, and over 200 locations within the United States, into one seamless system of more than 1,000 agents.

This rapidly-expanding organization is experiencing 70% year-over-year growth which presented regular reliability and system scalability challenges from their inflexible premises-based system. The company will leverage the inContact cloud flexibility to add at least 50 agents per month over the next year for a total of more than 1,500 agents by the end of 2017. Additionally, they are contracting with an existing inContact customer, an international customer service outsourcer, for an added 200-300 agents.

"With customer service being the new battleground for customers, companies are seeking flexibility in their contact center solutions," noted Paul Jarman, inContact CEO. "The scalability of inContact's cloud platform offers companies the ability to meet customer needs and achieve their customer service goals."

inContact will provide their new customer with a complete cloud-based contact center solution, for both inbound and outbound services, featuring a comprehensive integration with a custom customer relationship management (CRM) system. Inbound customer service traffic is routed through the skills-based Automatic Call Distribution (ACD) software which quickly and seamlessly matches callers to the most-qualified agent for the customer's individual needs. Paired with inContact Interactive Voice Response (IVR), integrated with the ACD in the cloud, offers customers cost and time saving self-service opportunities to increase customer satisfaction and improve overall operational efficiencies. For proactive outreach, the company selected inContact's award-winning Personal Connection dialer to increase productivity by seamlessly connecting agents with clients by eliminating the tell-tale pause of typical legacy dialers. Personal Connection's patented technology connects agents at the first greeting and paves the way for better outcomes through higher conversion rates. Reliability and efficiency are vital to the everyday effectiveness of their outbound communication efforts to new and existing customers.

Additional Information
•	Learn more about available cloud solutions from inContact
•	Follow @inContact on Twitter
•	Become a fan of inContact on Facebook

About inContact, a NICE company

inContact is the cloud contact center software leader, with the most complete, easiest and most reliable solution to help organizations achieve their customer experience goals. Recognized as a market leader by Gartner, IDC, Frost & Sullivan, Ovum and DMG, inContact continuously innovates in the cloud and is the only provider to offer a complete solution that includes the customer interaction cloud, an expert service model and the broadest partner ecosystem. inContact is a part of NICE (Nasdaq: NICE), the worldwide leading provider of both cloud and on-premises enterprise software solutions, helping organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 22,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. For more about NICE, visit www.nice.com. To learn more about inContact, visit www.incontact.com.

Media Contact:
Gavin Gustafson
gavin.gustafson@incontact.com
+1-801-320-3323 (MT)

Investors Contact:
Marty Cohen
+1-551-256-5354 (ET)
ir@nice.com

Yisca Erez
+972-9-775-3798 (CET)
NICE Ltd.
ir@nice.com

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman, are based on the current expectations of the management of NICE Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company's customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the Company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.